Exhibit 99.1

Additional Material Federal Income Tax Considerations

The following is a summary of certain additional material federal income tax considerations with respect to the ownership of our common stock. This summary supplements and should be read together with “Material Federal Income Tax Considerations” in the prospectus supplement dated May 5, 2017 and filed as part of our registration statement on Form S-3 (No. 333-203908).

Recent Legislation

The recently passed Tax Cuts and Jobs Act (“TCJA”) made many significant changes to the U.S. federal income tax laws applicable to businesses and their owners, including REITs and their stockholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation. Pursuant to this legislation, as of January 1, 2018, (1) the federal income tax rate applicable to corporations is reduced to 21%, (2) the highest marginal individual income tax rate is reduced to 37%, (3) the corporate alternative minimum tax is repealed, and (4) the backup withholding rate for U.S. holders is reduced to 24%. In addition, individuals, estates and trusts may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations. For taxpayers qualifying for the full deduction, the effective maximum tax rate on ordinary REIT dividends would be 29.6% (through taxable years ending in 2025). The maximum rate of withholding with respect to our distributions to non-U.S. holders that are treated as attributable to gains from the sale or exchange of U.S. real property interests is also reduced from 35% to 21%. The deduction of net interest expense is limited for all businesses; provided that certain businesses, including real estate businesses, may elect not to be subject to such limitations and instead to depreciate their real property related assets over longer depreciable lives. The reduced corporate tax rate will apply to our domestic TRSs. To the extent that a domestic TRS has interest expense that exceeds its interest income, the net interest expense limitation could potentially apply to such taxable REIT subsidiary.

Under the TCJA, we generally will be required to take certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to our debt instruments or MBS, such as original issue discount or market discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt instruments or MBS issued with original issue discount, for tax years beginning after December 31, 2018. To the extent that this rule requires the accrual of income earlier than under the general tax rules, it could increase our “phantom income,” which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized

Under the TCJA, deferred foreign income of our foreign TRSs that has not previously been subject to tax would be deemed repatriated and would be included in income. We have included in our income, even without the receipt of actual distributions, earnings from our investment in any foreign TRS. Thus, we do not expect our foreign TRSs to have any deferred foreign income that will be deemed repatriated in 2018. Any income deemed repatriated would be excluded from both the 75% and 95% gross income tests, but would increase our REIT distribution requirement. REITs are permitted to elect to include such income in taxable income over an eight year period.

We urge you to consult your tax advisors regarding the impact of this legislation on the purchase, ownership and sale of our common stock.